Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	February 19, 2026

Eldorado Gold Provides 2026 Guidance;

Three-Year Outlook Targets 40% Gold Production Growth;

Skouries Construction Update

(All dollar figures are in US dollars, unless otherwise stated)

VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado” or “the Company”) today provides 2026 production and cost guidance, together with a three-year production outlook that reflects the Company’s near-term growth profile and step-change to a higher steady-state production level from 2027 onward. Consolidated 2026 cost guidance includes the Company’s current operating mines: the Lamaque Complex, Kisladag, Efemcukuru and Olympias. Cost guidance for Skouries is presented separately. First concentrate production at Skouries has been delayed by approximately one quarter to early Q3 2026, with commercial production expected in Q4 2026. As Skouries advances through ramp-up and reaches commercial production, the Company expects to provide updated consolidated cost guidance.

2026 Guidance Highlights

•	Total gold production(1,2) of 490,000 to 590,000 ounces, representing an 11% increase from 2025 gold production (assuming the mid-point of the range).
•	Operations

o	Gold production(2) of 430,000 to 490,000 ounces
o	Total cash costs(2,3) of $1,220 to $1,420 per ounce sold
o	All-in sustaining costs (“AISC”)(3) of $1,670 to $1,870 per ounce sold
o	Growth capital(3) at operations of $375 to $405 million
o	Sustaining capital(3) of $140 to $165 million
o	Other growth capital(3) of approximately $65 million, consisting of $50 million towards GHG mitigation projects and $15 million towards advancement of Perama Hill

•	Skouries

o	Gold production(1) of 60,000 to 100,000 ounces
o	Copper production(1) of 20 to 40 million pounds
o	AISC(3,4) of ($100) to $200 per ounce sold
o	Construction project capital of $175 to $185 million (including an additional $50 million related to the delay in first concentrate production)
o	Accelerated operational capital of $80 to $90 million
o	Post-commercial production growth capital(3,4) of $35 to $45 million
o	Sustaining capital(3,4) of $20 to $35 million

•	Exploration expenditures of $75 to $85 million, focused on resource conversion drilling at the Lamaque Complex and Olympias, as well as resource growth and discovery programs in Canada, Turkiye and Greece.

3-Year Outlook Highlights

The three-year outlook reflects an exciting inflection to significant cash generation in the second half of 2026, with Skouries transitioning into production. This positions the Company to unlock the full growth potential of the operation in 2027 when Eldorado is expected to achieve a new steady-state production profile, representing approximately 40% growth in gold production compared to 2025.

Year	Gold Production (oz)	Change vs 2025	Copper Production (lbs)
2026	490,000 – 590,000(1,2)	~11% increase	20 – 40 million(1)
2027	620,000 – 720,000	~40% increase	50 – 70 million
2028	640,000 – 740,000	~41% increase	50 – 80 million

“We are entering 2026 with exceptional momentum,” said George Burns, Chief Executive Officer. “While we have experienced near-term adjustments to the Skouries schedule as we work through commissioning and ramp up, the fundamentals of the project remain excellent and demonstrate a strong cash flow yielding operation for the next few decades. Bringing Skouries online is an important milestone that fundamentally reshapes our cash generation, production profile and cost structure. In addition, across our portfolio, we continue to advance key initiatives that support a step change in growth, operational performance and long-term value creation.

At Kisladag, installation of a larger secondary crusher later this year is expected to unlock throughput debottlenecking opportunities, while completion of the geometallurgical study will help inform future mining phases and evaluate the potential benefits of additional HPGR screening. At Olympias, the expansion to 650 ktpa remains on track for completion in the second half of the year, positioning the operation for higher production volumes and improved unit costs as it enters its next phase. At the Lamaque Complex, development of Ormaque is accelerating as we transition from bulk sample completion to full-scale mine development, supporting sustained production growth across the complex.

With gold production expected to increase by approximately 40% in 2027, complemented by the addition of meaningful copper production, Eldorado will enter a period of substantial free cash flow generation. Free cash flow growth is driven by higher production volumes and improved margins with the addition of long-life, low-cost production from Skouries, and is supported by a stable portfolio of high performing operations.”

Detailed 2026 Production and Cost Guidance

2026 Guidance(5)
		Lamaque Complex	Kisladag	Efemcukuru(7)	Olympias(7,8)	Skouries Project(9)	Total(10)
Production	Gold (000’ oz)	185 – 200(2)	105 – 130	70 – 80	70 – 80	60 – 100(1)	490 – 590(1,2)
	Copper (M lb)					20 – 40(1)	20 – 40(1)
	Silver (000’ oz)				1,550 – 1,750		1,550 – 1,750
	Lead (000’ t)				15 – 18		15 – 18
	Zinc (000’ t)				16 – 19		16 – 19
Tonnes Processed (millions)		0.95 – 1.00	12.5 – 13.5	0.53 – 0.55	0.51 – 0.54	2.0 – 3.5
Gold Grade (g/t)		6.0 – 6.5	0.5 – 0.6	4.5 – 5.0	7.5 – 8.0	1.0 – 1.2
Operations	Total Cash Costs(3) ($/oz sold)	790 – 990	1,830 – 2,080	1,680 – 1,880	1,030 – 1,230		1,220 – 1,420
	All-in Sustaining Costs(3) ($/oz sold)	1,160 – 1,360	2,100 – 2,350	2,010 – 2,210	1,370 – 1,570		1,670 – 1,870
Skouries	All-in Sustaining Costs(3) ($/oz sold)					(100) – 200	(100) – 200
Capital Expenditures ($ millions)
Operations	Sustaining(3)	70 – 80	25 – 30	20 – 25	25 – 30		140 – 165
	Growth(3,6)	180 – 190	130 – 140	25 – 30	40 – 45		375 – 405
Skouries	Project Capital					175 – 185	175 – 185
	Accelerated Operational					80 – 90	80 – 90
	Growth(3,11)					35 – 45	35 – 45
	Sustaining(3,11)					20 – 35	20 – 35

Total gold production in 2026 is expected to be second-half weighted, with approximately 65% in H2 2026, driven by the ramp-up of Skouries, the ramp-up at Olympias and the impact of mine waste stripping and grade profile at Kisladag.

Total cash costs(3) in 2026 for the operations are expected to be between $1,220 and $1,420 per ounce sold and AISC(3) for the operations of between $1,670 and $1,870 per ounce sold. The expected increase in 2026 costs is driven by forecasted higher labour costs as a result of inflation (particularly in Turkiye), increased sustaining capital and higher royalty expense, partially offset by higher by-product credits.

Exploration and evaluation expenditures are expected to be between $75 and $85 million in 2026, comprising $57 to $65 million of expensed and capitalized sustaining exploration and $18 to $20 million of exploration included in growth capital. General and administrative expenses are expected to be between $40 and $45 million in 2026, and depreciation expense, excluding Skouries, is expected to be between $240 and $260 million. Skouries depreciation expense is expected to be between $15 and $35 million.

CANADA

Lamaque Complex

For 2026, production guidance at the Lamaque Complex is expected to be between 185,000 and 200,000 ounces, reflecting a wider range to account for the potential early start of Ormaque, contingent on receiving the operating permit. In 2026, the focus remains on the development of Ormaque and further resource conversion drilling at both Triangle and Ormaque.

Total cash costs and all-in sustaining costs per ounce sold are expected to increase primarily due to higher direct operating costs associated with the deepening of the Triangle mine. Additionally, increases are expected as a result of increased labour costs, reagents and consumables to support the Ormaque ramp-up. Costs will also be impacted by a weaker foreign exchange rate and increased royalties reflecting the continued high gold prices.

Sustaining capital expenditures for 2026 are expected to range between $70 and $80 million, lower than in 2025 due to the reclassification of ramp development at Triangle to growth capital. Sustaining expenditures include continued development at Triangle, delineation drilling, major equipment replacement, and refurbishment and work on the Sigma tailing storage facility.

Growth capital for 2026 is expected to range between $180 and $190 million, and primarily covers development, infrastructure and the fleet for Ormaque; construction of the paste plant; capital development for the Triangle ramp; construction of the North Basin, and the purchase of additional battery electric vehicles (BEVs) for the Triangle mine.

TURKIYE

Kisladag

In 2026, production guidance at Kisladag is expected between 105,000 and 130,000 ounces. The higher metal price environment has opened up significant opportunity for the Kisladag open pit, to allow us to evaluate the opportunity to move from a $1,700 to a $2,100 pit shell, which is expected to open up the western area of the pit and support resource expansion. To facilitate this opportunity and assist in resolving ongoing geotechnical challenges in the open pit, we expect to increase waste stripping in 2026 by 6 to 8 million tonnes. The mine optimization plan is expected to be beneficial in the long-term by improved balancing of ore and waste movement and supporting consistent year-over-year performance.

The focus during 2026 is also on advancing key growth initiatives. A larger secondary crusher, ordered in 2025, is scheduled for delivery and installation by Q4 2026 and is expected to facilitate operational debottlenecking and reduce wear on the HPGR. The geometallurgical study to characterize future mining phases and evaluate the potential benefits of additional screening for the HPGR is on track for completion in the first half of 2026. The two large agglomeration drums, ordered in January, are expected to be delivered and installed in 2027. These upgrades are anticipated to enhance permeability, improve leach kinetics and shorten the leach cycle time, unlocking additional value.

Total cash costs and all-in sustaining costs per ounce sold are expected to be impacted by inflation not currently being fully offset by the depreciation of the Lira against the US dollar, and increased royalties due to the anticipated continuation of high gold prices.

Planned 2026, sustaining capital of between $25 and $30 million primarily includes capitalized overhaul, inter-lifts within the North Heap Leach Pad and geometallurgical drilling. Planned 2026 growth capital of between $130 and $140 million includes the continuation of the capitalized waste stripping campaign, the whole ore agglomeration construction, the phased expansion of the North Heap Leach Pad, and expansion of the carbon in leach (CIC) capacity.

Efemcukuru

In 2026, production guidance of 70,000 to 80,000 ounces is similar to the previously guided range. Total cash costs and all-in sustaining costs per ounce sold are expected to be negatively impacted by increased labour costs and electricity costs. Higher labour costs are expected as a result of inflation not currently being fully offset by the depreciation of the Lira against the US dollar, in addition to increase in hiring for Kokarpinar development. Higher costs are also expected as a result of increased royalties due to the anticipated continuation of high gold prices.

Planned sustaining capital expenditures of between $20 and $25 million for 2026 includes underground development and equipment purchases. The planned growth capital of between $25 and $30 million for 2026 is expected to be primarily focused on development and infrastructure for expansion of the Kokarpinar vein system including portal construction and development of the Bati vein systems. Additionally, it is expected that the mine will transition to self-performance for capital development activities.

GREECE

Olympias

In 2026, production guidance of 70,000 to 80,000 ounces at Olympias is an increase in production from 2025, reflecting the commissioning and ramp-up of the 650 ktpa plant in the second half of the year. However, some engineering delays have slightly reduced the 2026 guidance from the previously guided range. Operational focus will be to execute the plan, while closely managing feed blends to balance mineral load and paste dilution which can impact performance of the flotation circuit.

The site’s focus will also remain on driving sustainable improvements and long-term success through the continuation of the comprehensive site rejuvenation program. This includes modernizing and optimizing the process plant and surrounding infrastructure, as well as implementing a targeted leadership and skill development program to strengthen capabilities across all levels of the organization

Total cash costs and all-in sustaining costs per ounce sold are expected to be positively impacted by increased metal production and improved payability contracts. Continued quarter to quarter variability in AISC and total cash costs are expected due to by-product credits from timing of by-product concentrate shipments.

Planned 2026 sustaining capital expenditures of between $25 and $30 million include underground mine development and management of the Kokkinolakas tailings management facility. Planned 2026 growth capital of $40 to $45 million is primarily focused around the mill expansion to support the ramp-up to 650 ktpa, capitalized development and a resource conversion drilling program.

Skouries

First concentrate production is slightly delayed and is now expected in early Q3 2026 and commercial production in Q4 2026. The delay is estimated to have an approximately $50 million impact on the construction capital.

The slight delay to first concentrate and commercial production timing is due to:

(i)	The need to replace cyclone feed pump variable speed drive capacitors in the process plant main mill discharge cyclone feed, which experienced moisture damage during storage. Temporary replacement equipment has been ordered and is expected to be installed in Q2 2026 with permanent equipment in Q3 2026.

(ii)	Power line connection delays have resulted from a slower than expected approval of the detailed engineering, and delayed the ramp-up of the subcontractor. Prior to commissioning final electrical regulatory authority approval requires completion of inspection and energization protocols.

The project team is actively implementing mitigation measures across all work areas to minimize the impact to the schedule and cost, and to support a safe and orderly start-up.  Skouries is a multi-decade project that is projected to deliver positive cashflow and value from the second half of 2026 onwards.

Three-Year Outlook Overview:

Eldorado’s strategy is focused on delivering consistent, low-risk production from long-life assets while driving a step-change in cash flow generation through disciplined growth, underpinned by the commencement of commercial production at Skouries in 2026 and the addition of copper, a critical metal, as a high-margin, value-enhancing contributor to the existing portfolio.

Highlights:

•	Gold production of between 640,000 and 740,000 ounces by 2028, resulting in growth of 41% over the three-year period compared to 2025 production.
•	Continued focus on exploration to unlock the outstanding potential for new resources within the existing mineral tenure of our mine sites and near-mine property portfolio, supporting the generation and drill testing of new targets for organic discovery, and assessment of new opportunities in Eldorado’s core jurisdictions.

	2026(1,2)	2027	2028	2025 Actual
Gold Production (000’ oz)
Lamaque Complex	185 – 200(2)	190 – 210	190 – 210	187
Kisladag	105 – 130	140 – 160	140 – 160	169
Efemcukuru	70 – 80	65 – 80	65 – 80	72
Olympias	70 – 80	75 – 90	75 – 90	60
Skouries	60 – 100(1)	150 – 180	170 – 200
Total Gold Production	490 – 590	620 – 720	640 – 740	488
Copper Production (Mlbs)
Total Copper Production Skouries	20 – 40	50 – 70	50 – 80
Silver Production (000’ oz)
Total Silver Production Olympias	1,550 – 1,750	1,700 – 1,900	1,450 – 1,650	1,083
Lead Production (kt)
Total Lead Production Olympias	15 – 18	17 – 20	14 – 17	10
Zinc Production (t)
Total Zinc Production Olympias	16 – 19	19 – 22	17 – 20	10

Footnotes

(1)	Production includes pre-commercial production and commercial production from Skouries which is expected in Q4 2026.
(2)	Includes production anticipated from Ormaque, dependent on permitting.
(3)	These financial measures are non-IFRS financial measures. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference, and additional detail can be found at the end of this news release and in the section ‘Non-IFRS and Other Financial Measures and Ratios’ of Eldorado’s December 31, 2025 MD&A.
(4)	Skouries AISC, growth capital and sustaining capital post commercial production.
(5)	Guidance provided is for existing Eldorado Gold assets only.
(6)	Includes capitalized exploration at the Lamaque Complex, Efemcukuru, and Olympias.
(7)	Payable metal produced.
(8)	Olympias by-product grades: Silver: 100 – 130 g/t; Zinc: 4.6 – 5.1%; Lead: 3.8 – 4.3%.
(9)	Skouries Copper grades: 0.5 - 0.7%.
(10)	Totals may not add based on the averaging of costs.
(11)	Skouries Growth and Sustaining Capital following commercial production (expected in Q4).

2026 Assumptions and Sensitivities

Commodity and Currency Price Assumptions
Gold ($/oz)	4,000
Silver ($/oz)	45.00
Copper ($/lb)	5.00
Lead ($/mt)	2,050
Zinc ($/mt)	2,600
USD : CDN	1 : 1.33
EUR : USD	1 : 1.17
USD : TRY	1 : 46.00

(1)	EUR / USD expected to be 1:1.15 in H1 and 1:1.20 in H2 2026.
(2)	USD / TRY expected to be 1:43 in Q1, 1:45 in Q2, 1:47 in Q3, and 1:49 in Q4 2026

Sensitivities	2026	Change	Operating Sites Local Currency Exposure	Operating Sites AISC ($/oz sold)
Gold Price	$4,000	$500		~$60
USD / CDN	1 : 1.33	0.05	90%	~$20
EUR / USD	1 : 1.175	0.05	85%	~$15

Hedges

Based on the Company’s current assumptions underlying its 2026 cost estimates, approximately 50% of the total Canadian dollar operating expense exposure for 2026 is hedged (providing protection against adverse exchange rate movement below an average floor of USD/CDN 1.30 while allowing participation in exchange rate movement up to an average of USD/CDN 1.41), and approximately 50% of the total Euro exposure for Olympias operating expense for 2026 is hedged (providing protection against adverse exchange rate movements above an average floor of EUR/USD 1.25, while allowing participation in exchange rate movements down to an average of EUR/USD 1.15).

Current hedging positions are not factored into 2026 or future guidance.

Qualified Person

Except as otherwise noted, Simon Hille, FAusIMM, Executive Vice President, Technical Services and Operations, is the Qualified Person under National Instrument 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this news release and for verifying the technical data disclosed in this document relating to our operating mines and development projects.

Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the Qualified Person as defined in National Instrument 43-101 responsible for, and has verified and approved, the scientific and technical data contained in this news release for the Quebec projects.

Data is verified through the internal reviews of life of mine plans on a site-by-site basis which confirms the expected production outputs along with the expected revenue and cost distribution.

About Eldorado

Eldorado is a gold and base metals producer with mining, development and exploration operations in Canada, Greece and Turkiye. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

Non-IFRS and Other Financial Measures and Ratios

Certain non-IFRS financial measures and ratios are included in this news release, including total cash costs, all-in sustaining cost (“AISC”), growth capital costs, and sustaining capital costs.  The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

With respect to the non-IFRS measures disclosed in this news release, the Company defines them as follows:

Total Cash Costs

We define total cash costs following the recommendations of the Gold Institute Production Cost Standard. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting total cash costs of production by gold mining companies. Total cash costs include direct operating costs (including mining, processing and administration), refining and selling costs (including treatment, refining and transportation charges and other concentrate deductions), and royalty payments, but exclude depreciation and amortization, share based payments expenses and reclamation costs. Revenue from sales of by-products including silver, lead and zinc reduce total cash costs.

All-In Sustaining Costs (AISC)

We define AISC based on the definition set out by the World Gold Council, including the updated guidance note dated November 14, 2018. We define AISC as the sum of total cash costs (as defined above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation. As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded.

Sustaining Capital

Sustaining capital is capital required to maintain current operations at existing levels, including capitalized stripping and underground mine development. Sustaining capital excludes non-cash sustaining lease additions, unless otherwise noted, and does not include capitalized interest, expenditure related to development projects, or other growth or sustaining capital not related to operating gold mines.

Growth Capital

Growth capital is capital investment for new operations, major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Our December 31, 2025 Management’s Discussion & Analysis (“MD&A”), available on SEDAR+ at www.sedarplus.com and on the Company’s website under the ‘Investors’ section, contains explanations and discussions of historic total cash costs, AISC, sustaining capital and growth capital for the operating mines for the three and twelve months ended December 31, 2025. For a discussion of the composition and usefulness of certain of these non-IFRS measures and a reconciliation of these historical measures to production costs, see specifically “Non-IFRS and Other Financial Measures and Ratios” in the Company’s Management Discussion & Analysis for the period ended December 31, 2025.

Forward-looking Statements and Information

Certain of the statements made and information provided in this news release are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budgets”, “committed”, “continue”, “estimates”, “expects”, “focus”, “forecasts”, “foresee”, “forward”, “future”, “goal”, “guidance”, “intends”, “opportunity”, “outlook”, “plans”, “potential”, “schedule”, “strategy”, “target”, “underway”, “working” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, “likely”, “may”, “might”, “will” or “would” be taken, occur or be achieved.

Forward-looking statements and forward-looking information contained in this press release includes, but is not limited to, statements or information with respect to: expected 2026 guidance for the Company including expected gold production, total cash costs, all-in sustaining costs (AISC) , growth capital, sustaining capital, other growth capital, and exploration expenditures; for Skouries, 2026 guidance on gold production, copper production, AISC, production project capital, accelerated operation capital, post-commercial production growth capital and sustaining capital; management’s projection of forty percent gold production growth from 2025 to 2027 and the details related thereto; ; management’s beliefs with respect to the future impact of the Skouries project and future prospects of the Company generally; expectations that gold production in 2026 will be second half weighted; the Company’s three year outlook including 2026 to 2028 production ranges for gold, copper and other metals; commodity and currency price assumptions; with respect to Skouries: the expected timeline to first production and first commercial production, the expected impact of a delay in first production and first commercial production and expected activities required to address the delay, management’s expectations that the project will deliver significant positive cashflow and value and the timing related thereto, and management’s intention to produce additional guidance for the project; with respect to Kisladag: intentions to install a larger secondary crusher and the benefits therefrom, intentions to complete a geometallurgical study and the timing related thereto, expected reductions to production in 2026 and the reasons related thereto, expected benefits of increased waste stripping in 2026, expected timing in relation to the delivery and installation of two agglomeration drums, expected 2026 activities comprising sustaining and growth capital; with respect to Efemcukuru: expected negative impacts of labour and electricity costs, expected higher royalty rates, expected 2026 activities comprising sustaining expenditures and growth capital and intentions to transition to self-performance for capital development activities; with respect to Olympias: intentions to complete a mill expansion to 650 ktpa in 2026 and the expected benefits therefrom, expected reductions to the 2026 guidance range the reasons related thereto, intentions with respect to the process plan and a leadership and skill development program, expected 2026 activities comprising sustaining expenditures and growth capital; with respect to the Lamaque Complex: intentions to progress to full scale development of the Ormaque deposit and its contingency on receiving the operating permit, plans to complete resource conversion drilling at Triangle and Ormaque, expected 2026 activities comprising sustaining expenditures and growth capital; and generally our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities and related timelines and schedules.

Forward-looking statements and forward-looking information are by their nature based on a number of assumptions, that management considers reasonable. However, such assumptions involve both known and unknown risks, uncertainties, and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold, copper and other commodities; receipt of all required permits on the timelines we expect; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; our ability to continue accessing our project funding and remain in compliance with all covenants and contractual commitments related thereto; availability of labour resources, including for construction, development and improvements activities; production and metallurgical recoveries; Mineral Reserves and Mineral Resources; our ability to effectively use invested capital and unlock potential expansion opportunities across the portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost of shipping for important or critical items for construction, development and improvements activities or necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in.

More specifically, with respect to the Skouries Project and updates, we have made additional assumptions regarding: our ability and our contractors’ ability to recruit and retain labour resources within the required timeline; labour productivity, rates, and expected hours; inflation rates; the expected scope of project management frameworks; our ability to continue executing our plans relating to the Skouries Project on the estimated existing project timeline and consistent with the current planned project scope; the timeliness of shipping for important or critical items; our ability to continue accessing our project funding and remain in compliance with all covenants and contractual commitments related thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; the absence of further previously unidentified archaeological discoveries which would delay construction of various portions of the project; the future price of gold, copper, and other commodities; and the broader community engagement and social climate in respect of the Skouries Project.

In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this news release. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: commodity price risk; development risks at Skouries and other construction and development projects including the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality and our ability to construct key infrastructure within the required timelines, and unexpected inclement weather and climate events that may delay timelines; risks relating to our operations in foreign jurisdictions; risks related to production and processing; risks related to our improvement projects; our ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; environmental matters; our ability to completely understand geotechnical structures, geotechnical and hydrogeological conditions or failures; regulatory requirements as they relate to mine plan approvals; waste disposal; mineral tenure; permits; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; risks related to replacement of mineral reserves; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; the acquisition of Foran Mining Corporation, including timing, risks and benefits thereof; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and the Company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour (including in relation to availability of labour resources, including for including for construction, development and improvements activities, and their productivity employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); commodity price risk; default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; tariffs and other trade barriers; and those risk factors discussed in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this news release, for a fuller understanding of the risks and uncertainties that affect our business and operations.

With respect to the Skouries Project, these risks, uncertainties and other factors may cause further delays in the completion of the construction and commissioning at the Skouries Project which in turn may cause delays in the commencement of production, and further increase to the costs of the Skouries Project. The specific risks, certainties and other factors include, among others: increase the costs of the Skouries Project. The specific risks, uncertainties and other factors include, among others: our ability, and the ability of our construction contractors to recruit the required number of personnel (both skilled and unskilled) with required skills within the required timelines, and to manage changes to workforce numbers through the construction of the Skouries Project; our ability to recruit personnel having the requisite skills, experience, and ability to work on site; our ability to increase productivity by adding or modifying labour shifts; rising labour costs or costs of key inputs such as materials, power and fuel; risks related to third-party contractors, including reduced control over aspects of the Company’s operations, and/or the ability of contractors to perform at required levels and according to baseline schedules; the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality; our ability to construct key infrastructure within the required timelines, including the process plant, filter plant, waste management facilities, and embankments; differences between projected and actual degree of pre-strip required in the open pit; variability in metallurgical recoveries and concentrate quality due to factors such as extent and intensity of oxidation or presence of transition minerals; presence of additional structural features impacting hydrological and geotechnical considerations; variability in minerals or presence of substances that may have an impact on filtered tails performance and resulting bulk density of stockpiles or filtered tails; distribution of sulfides that may dilute concentrate and change the characteristics of tailings; unexpected disruptions to operations due to protests, non-routine regulatory inspections, road conditions, or labour unrest; unexpected inclement weather and climate events, including short and long duration rainfall and floods; our ability to meet pre-commercial producing mining or underground development targets; unexpected results from underground stopes; new archaeological discoveries requiring the completion of a regulatory process; changes in support from local communities; our ability to meet the expectations of communities, governments, and stakeholders related to the Skouries Project; and timely receipt of necessary permits and authorizations. Our project capital and accelerated operational capital costs at Skouries are incurred primarily in Euros but are reported in US dollars and are therefore sensitive to fluctuations in the EUR:USD exchange rate.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

This news release contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about Eldorado’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Eldorado’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Eldorado has included FOFI in order to provide readers with a more complete perspective on Eldorado’s future operations and management’s current expectations relating to Eldorado’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this press release. Unless required by applicable laws, Eldorado does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.